                                                           OMB APPROVAL
                                                        -----------------

                                                    OMB NUMBER:      3235-0145
                                                    EXPIRES: DECEMBER 31, 1997
                                                    ESTIMATED AVERAGE BURDEN
                                                    HOURS PER RESPONSE...14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                                   SQA, Inc.
                                   ---------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                         ----------------------------
                        (Title of Class of Securities)

                                   784637100
                                   ---------
                                (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 10 Pages

CUSIP NO.     78463710         13G         PAGE 2 OF 10 Pages
------------------------                   -------------------

                NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      1         Aegis II Limited Partnership
-------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a) [_]
                                          (b) [_]
-------------------------------------------------------------------------------
      3         SEC USE ONLY
-------------------------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
------------------------------------------------------------------------------

                5  SOLE VOTING POWER
                   0
  NUMBER OF
              ----------------------------------------------------------------
    SHARES      6  SHARED VOTING POWER
 BENEFICIALLY
   OWNED           109,090
              ----------------------------------------------------------------
     EACH       7  SOLE DISPOSITIVE POWER
  REPORTING
    PERSON         0
              ----------------------------------------------------------------
     WITH       8  SHARED DISPOSITIVE POWER

                   109,090
------------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                109,090
------------------------------------------------------------------------------
      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                EXCLUDES CERTAIN SHARES*                      [_]
------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                1.35%
------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON *

                PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 2 of 10 pages

CUSIP NO.     78463710         13G         PAGE 3 OF 10 Pages
------------------------                   -------------------
------------------------------------------------------------------------------
                NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      1         Aegis Select Limited Partnership
------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) [_]
                                                     (b) [_]
-------------------------------------------------------------------------------
      3         SEC USE ONLY
------------------------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
------------------------------------------------------------------------------

                5  SOLE VOTING POWER
                   0
  NUMBER OF
              ----------------------------------------------------------------
    SHARES      6  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY        109,090
              ----------------------------------------------------------------
     EACH       7  SOLE DISPOSITIVE POWER
  REPORTING
    PERSON         0
              ----------------------------------------------------------------
     WITH       8  SHARED DISPOSITIVE POWER

                   109,090
------------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                109,090
------------------------------------------------------------------------------
      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES*                             [_]
------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                1.35%
------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON *

                PN
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 3 of 10 pages

CUSIP NO.     78463710         13G         PAGE 4 OF 10 Pages
------------------------                   -------------------
------------------------------------------------------------------------------
                NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      1         Ted R. Dintersmith
------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) [_]
                                                 (b) [_]
------------------------------------------------------------------------------
      3         SEC USE ONLY
------------------------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
------------------------------------------------------------------------------

                5  SOLE VOTING POWER
                   14,642
  NUMBER OF
              ----------------------------------------------------------------
    SHARES      6  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY        109,090
              ----------------------------------------------------------------
     EACH       7  SOLE DISPOSITIVE POWER
  REPORTING
    PERSON         14,642
              ----------------------------------------------------------------
     WITH       8  SHARED DISPOSITIVE POWER

                   109,090
------------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                123,732
------------------------------------------------------------------------------
      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES*                         [_]
------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                1.53%
------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON *

                IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 4 of 10 pages

CUSIP NO.     78463710         13G         PAGE 5 OF 10 Pages
------------------------                   -------------------
------------------------------------------------------------------------------

                NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      1         Walter Levison
------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a)
                (b)
------------------------------------------------------------------------------
      3         SEC USE ONLY
------------------------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
------------------------------------------------------------------------------

                5  SOLE VOTING POWER

                   15,513
  NUMBER OF
              ----------------------------------------------------------------
    SHARES      6  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY        109,090
              ----------------------------------------------------------------
     EACH       7  SOLE DISPOSITIVE POWER
  REPORTING
    PERSON         15,513
              ----------------------------------------------------------------
     WITH       8  SHARED DISPOSITIVE POWER

                   109,090
------------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                124,603
------------------------------------------------------------------------------
      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES*
------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                1.54%
------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON *

                IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 5 of 10 pages

Item 1(a).  Name of Issuer: SQA, Inc.
            --------------

Item 1(b).  Address of Issuer's Principal Executive Offices:  One
            -----------------------------------------------
            Burlington Woods Drive, Burlington, MA  01803

Item 2(a)                         Item 2(b)                Item 2(c)
---------------------------  -------------------     ---------------------

                                                     Citizenship or Place
Name of Person Filing              Address              of Organization
---------------------------  -------------------     ---------------------

Aegis II Limited             38 Sydney Street             Delaware
  Partnership ("Aegis II")   Cambridge, MA 02139
  a Delaware limited
  partnership

Aegis Select Limited         38 Sydney Street             Delaware
  Partnership ("Aegis        Cambridge, MA 02139
  Select"), a Delaware
  limited partnership


Ted R. Dintersmith and       38 Sydney Street           United States
  Walter Levison             Cambridge, MA 02139
  (the "General
  Partners"), general
  partners of Aegis II
  and Aegis Select


Item 2(d).  Title of Class of Securities: Common Stock, $.01 par value.
            ----------------------------

Item 2(e).  CUSIP Number: 784637100
            ------------

Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or
            ---------------------------------------------------------
            13d-2(b), check whether the person filing is a:
            -----------------------------------------------

            (a)    [   ]   Broker or Dealer registered under Section 15
                           of the Securities Exchange Act of 1934 (the "Act").

            (b)    [   ]   Bank as defined in Section 3(a)(6) of the Act.

            (c)    [   ]   Insurance Company as defined in Section 3(a)(19)
                           of the Act.

            (d)    [   ]   Investment Company registered under Section 8 of
                           the Investment Company Act of 1940.

            (e)    [   ]   Investment Adviser registered under Section 203
                           of the Investment Advisers Act of 1940.

            (f)    [   ]  Employee Benefit Plan, Pension Fund which is subject
                          to the provisions of the Employee Retirement Income
                          Security Act of 1974 or Endowment Fund; see Rule 13d-
                          1(b)(1)(ii)(F) of the Act.

            (g)    [   ]  Parent Holding Company, in accordance with Rule 13d-
                          1(b)(ii)(G) of the Act.

            (h)    [   ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of
                          the Act.

          None of the above.

Item 4.  Ownership.
         ---------

        (a)  Amount Beneficially Owned:

                              Page 6 of 10 pages

               Each of Aegis II and Aegis Select may be deemed to own beneficially 109,090 shares of Common Stock as of December 31, 1996. Mr. Dintersmith may be deemed to own beneficially 123,732 shares of Common Stock as of December 31, 1996. Mr. Levison may be deemed to own beneficially 124,603 shares of Common Stock as of December 31, 1996.

               Aegis II is the record owner of 43,636 shares (the "Aegis II Shares") of Common Stock. Aegis Select is the record owner of 65,454 shares (the "Aegis Select Shares") of Common Stock. Because Aegis II and Aegis Select are so-called "sibling" funds controlled by the same general partners, Aegis II and Aegis Select may be deemed to share beneficial ownership of each other's shares. Aegis II and Aegis Select each disclaim beneficial ownership of shares owned of record by the other. In their capacities as individual general partners of Aegis II and Aegis Select, each of the General Partners may be deemed to share beneficial ownership of the Aegis II Shares and the Aegis Select Shares. The General Partners disclaim beneficial ownership of the Aegis II Shares and the Aegis Select Shares except to the extent of their proportionate pecuniary interest therein.

          (b)  Percent of Class:

               Aegis II: 1.35%; Aegis Select: 1.35%; Mr. Dintersmith: 1.53%; and Mr. Levison: 1.54%. The foregoing percentages are calculated based on the 8,111,480 shares of Common Stock outstanding on December 31, 1996.


          (c)  Number of shares as to which each such person has:

               (i) Aegis II and Aegis Select have sole power to vote or direct the vote of -0- shares of Common Stock. Mr. Dintersmith has sole power to vote or direct the vote of 14,642 shares of Common Stock. Mr. Levison has sole power to vote or direct the vote of 15,513 shares of Common Stock.

               (ii) Aegis II, Aegis Select and the General Partners have shared power to vote or to direct the vote of 109,090 shares of Common Stock.

               (iii)  Aegis II and Aegis Select have sole power to dispose or to direct the disposition of -0- shares of Common Stock. Mr. Dintersmith has sole power to dispose or to direct the disposition of 14,642 shares of Common Stock. Mr. Levison has sole power to dispose or to direct the disposition of 15,513 shares of Common Stock.

               (iv) Aegis II, Aegis Select and each of the General Partners have shared power to dispose or to direct the disposition of 109,090 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.
         --------------------------------------------

         The Reporting Person is no longer a holder of five percent or more of Common Stock of Issuer.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         ------------------------------------------------------------------
         the Security Being Reported on by the Parent Holding Company.
         ------------------------------------------------------------

         Not applicable.

                              Page 7 of 10 pages

Item 8.  Identification and Classification of Members of the Group.
         ---------------------------------------------------------

         Not applicable. Aegis II, Aegis Select and each of the General Partners expressly disclaim membership in a "group" and are not filing this schedule pursuant to Rule 13d-1(b)(ii)(H).

Item 9.  Notice of Dissolution of Group.
         ------------------------------

         Not applicable.

Item 10. Certification.
         -------------

         Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                              Page 8 of 10 pages

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated: February 7, 1997


     AEGIS II LIMITED PARTNERSHIP


     By:  /s/ Ted R. Dintersmith
          ----------------------
          General Partner


     AEGIS SELECT LIMITED PARTNERSHIP


     By:  /s/ Ted R. Dintersmith
          ----------------------
          General Partner


     /s/ Ted R. Dintersmith
     ----------------------
     Ted R. Dintersmith


     /s/ Walter Levison
     ------------------
     Walter Levison

                              Page 9 of 10 pages

                                                                       Exhibit 1

                                   AGREEMENT
                                   ---------


          Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed on behalf of all of the undersigned with respect to the ownership of shares of Common Stock of SQA, Inc. by Aegis II Limited Partnership and Aegis Select Limited Partnership.

          This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

          EXECUTED as a sealed instrument this 7th day of February, 1997.



     AEGIS II LIMITED PARTNERSHIP


     By:  /s/ Ted R. Dintersmith
          ----------------------
          General Partner


     AEGIS SELECT LIMITED PARTNERSHIP


     By:  /s/ Ted R. Dintersmith
          ----------------------
          General Partner


     /s/ Ted R. Dintersmith
     ----------------------
     Ted R. Dintersmith


     /s/ Walter Levison
     ------------------
     Walter Levison



                              Page 10 of 10 pages